UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14900

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2016_____ AND ENDING _____12/31/2016_____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Muriel Siebert & Co., Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

120 Wall Street, 25th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew H. Reich   **(212) 644-2400**
                                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name - if individual, state last, first, middle name)

750 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Andrew H. Reich____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm _Muriel Siebert & Co., Inc.,_ as of _December 31, 2016,_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

We further affirm that these financial statements are being made available to all members or allied members of the New York Stock

Exchange, Inc. employed by the Company.



Signature

CEO & CFO

Title



Notary Public

ED SHAUGHNESSY
Commission # 2079682
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2018

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On 3/1/17 before me, Ed Shaughnessy, notary public
Date   Here Insert Name and Title of the Officer

personally appeared Andrew H. Leich
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

ED SHAUGHNESSY
Commission # 2079682
Notary Public - California
Los Angeles County
My Comm. Expires Sep 24, 2018

Signature ______
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______ Document Date: ______

Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

MURIEL SIEBERT & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016
(with supplementary information)

<u>CONFIDENTIAL</u>

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Statement of Financial Condition
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 2,028,000
Receivable from clearing and other brokers	606,000
Securities owned, at fair market value	92,000
Furniture, equipment and leasehold improvements, net	46,000
Prepaid expenses	314,000
	$ 3,086,000
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 738,000
Accrued settlement liability	825,000
Commitments and contingent liabilities (Note H)	
Stockholder's equity:	
Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	1,000
Additional paid-in capital	1,547,000
Retained earnings	—
Less 94 shares of treasury stock, at cost	(25,000)
	1,523,000
	$ 3,086,000

See notes to financial statements

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Statement of Operations
Year Ended December 31, 2016

Revenues:	
Commissions and fees	$ 8,285,000
Trading gain, net	921,000
Interest and dividends	348,000
	9,554,000
Expenses:	
Employee compensation and benefits	4,882,000
Clearing fees, including execution costs	865,000
Professional fees	3,349,000
Advertising and promotion	261,000
Communications	460,000
Occupancy	746,000
Severance (Note I [5])	635,000
Settlement of arbitration (Note I [6])	825,000
Other general and administrative	1,582,000
	13,605,000
Loss from operations	(4,051,000)
Loss on disposal of furniture, equipment and leasehold improvements	(89,000)
Net loss	$ (4,140,000)

See notes to financial statements

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Number of Shares						
	Common Stock	Treasury Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2016	793	94	$ 1,000	$10,781,000	$ 4,817,000	$(25,000)	$15,574,000
Net loss					(4,140,000)		(4,140,000)
Capital contribution				635,000			635,000
Dividends to Parent				(9,869,000)	(677,000)		(10,546,000)
Balance - December 31, 2016	793	94	$ 1,000	$1,547,000	$ —	$(25,000)	$ 1,523,000

See notes to financial statements

Notes to Financial Statements
December 31, 2016

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (4,140,000)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	277,000
Non-cash interest on receivable and note from former affiliate	(327,000)
Loss on disposal of fixed assets	89,000
Severance	635,000
Settlement of arbitration	825,000
Changes in:	
Receivable from clearing and other brokers	20,000
Securities owned, at fair value	501,000
Prepaid expenses	300,000
Accounts payable and accrued liabilities	(1,348,000)
Net cash used in operating activities	(3,168,000)
Cash from investing activities:	
Cash receipt from payment of note receivable from former affiliate	493,000
Purchase of furniture, equipment and leasehold improvements	(38,000)
Net cash provided by investing activities	455,000
Cash flows used in financing activities:	
Payment of dividend	(4,574,000)
Net decrease in cash and cash equivalents	(7,287,000)
Cash and cash equivalents - beginning of year	9,315,000
Cash and cash equivalents - end of year	$ 2,028,000
Non cash financing activities	
Transfer of receivables to Parent Company in connection with sale of equity interest treated as a dividend	5,972,000

Notes to Financial Statements
December 31, 2016

NOTE A – BUSINESS

Muriel Siebert & Co., Inc. (the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, and trading securities for its own account.

NOTE B – CHANGE IN SIEBERT FINANCIAL CORP OWNERSHIP

On December 16, 2016, pursuant to the terms of an Acquisition Agreement, dated September 1, 2016, as amended (the "Acquisition Agreement") by and among the Company, Kennedy Cabot Acquisition, LLC ("KCA"), a Nevada limited liability company, and the Estate of Muriel F. Siebert (the "Majority Shareholder"), KCA acquired 677,283 shares of Common Stock in a cash tender offer and 19,310,000 Shares owned by the Majority Shareholder (the "Acquisition"). As a result of the Acquisition, effective December 16, 2016, KCA became the owner of approximately 90% of the Parent's outstanding Common Stock.

Pursuant to the terms of the Acquisition Agreement, immediately prior to the closing of the transactions the majority shareholder purchased the Parent's right to receive deferred purchase price payment of $2,507,265 in connection with the Company's disposition of its capital markets business in 2014 and the $4,000,000 secured junior promissory note issued to the Company in connection with disposition of its minority interest in a former affiliate in 2015 (together the *"Transferred Receivable and Note"*). The aggregate purchase price payable by the majority shareholder for the Transferred Receivable and Note was $610,262 representing 10% of the projected fair value of these assets as of the projected date of the closing (which percentage corresponds to the percentage of the Parent's outstanding stock owned by the Minority Shareholders). On August 5, 2016, the Company's board of directors authorized and directed the Company to transfer all of the Company's right, title and interest in and to the Transferred Receivable and Note to Siebert. The Company's carrying value of the transferred Receivable ($1,728,000) and the Note ($4,244,000) immediately prior to the closing on the date of distribution, which approximates fair value, has been recorded as a dividend in the accompanying financial statements.

Effective December 16, 2016, upon the closing of the Acquisition Agreement, Patricia L. Francy, Nancy Peterson Hearn, Jane H. Macon and Robert P. Mazzarella resigned as directors and Gloria E. Gebbia, Charles A. Zabatta, Francis Cuttita and Andrew H. Reich were appointed as directors. Effective December 29, 2016, Jerry Schneider, CPA, was appointed as a director of the Parent and Chairman of the Audit Committee. In addition, effective December 16, 2016, Joseph Ramos Jr. resigned from all offices he held with Siebert and Andrew H. Reich was appointed Executive Vice President, Chief Operating Officer and Chief Financial Officer and Secretary of the Parent and Director, Chief Executive Officer, Chief Operating and Financial Officer of the Company.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and Cash equivalents:

Cash and cash equivalents include all cash balances and highly liquid investments having initial maturities of three months or less when purchased. Cash equivalents are carried at fair value and amount to $1,875,000, consisting of money market funds.

[2] Securities:

Securities owned are carried at fair value with realized and unrealized gains and losses reflected in trading gain, net in the accompanying statement of operations. Security transactions are recorded on a trade-date basis. The Company clears all its security transactions through unaffiliated clearing firms on a fully disclosed basis. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. Those functions are performed by the clearing firms.

Notes to Financial Statements
December 31, 2016

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]   Fair value:

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available.

Level 3 - Unobservable inputs which reflect the assumptions that management develops based on available information about the assumptions market participants would use in valuing the asset or liability.

The classification of financial instruments valued at fair value as of December 31, 2016 is as follows:

Financial Instrument	Level 1
Cash equivalents	$ 1,875,000
Securities	92,000
	$ 1,967,000

Securities consist of common stock, which is valued on the last business day of the year at the last available reported sales price on the primary securities exchange.

At December 31, 2016, the carrying value of the Company's cash, receivable from clearing and other brokers, and accounts payable and accrued expenses approximate their fair values due to their short term nature.

[4]   Revenue recognition:

Commission revenue and related clearing expenses are recorded on a trade-date basis. Fees, consisting principally of revenue participation with the Company's clearing broker in distribution fees and interest, are recorded as earned.

Trading gains and losses are recorded on a trade-date basis and principally represent riskless principal transactions in which the Company, after receiving an order, buys or sells securities as principal and at the same time sells or buys the securities with a markup or markdown to satisfy the order.

[5]   Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis. Income taxes payable or receivable by the Company are reflected in the intercompany account with the Parent.

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Notes to Financial Statements
December 31, 2016

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company accounts for income taxes using the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes and for net operating loss and other carryforwards. A valuation allowance is provided for deferred tax assets based on the likelihood of realization.

[6] **Furniture, equipment and leasehold improvements:**

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[7] **Advertising costs:**

Advertising costs are charged to expense as incurred and amounted to $261,000 for the year ended December 31, 2016.

[8] **Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 28,000
Leasehold improvements	311,000
Software development	7,000
Less accumulated depreciation and amortization	(300,000)
	$46,000

Depreciation and amortization expense for the year ended December 31, 2016 amounted to $277,000.

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Notes to Financial Statements
December 31, 2016

NOTE E - INCOME TAXES

A reconciliation between income tax benefit computed by applying the statutory federal income tax rate to loss before income taxes is as follows:

Expected income tax benefit at statutory federal tax rate of 34%	$ (1,408,000)
Expected income tax benefit at statutory state tax rate of 7%, net of federal tax rate	(296,000)
Permanent differences	19,000
Increase in valuation allowance	1,685,000 [1]
Expiration of contribution carryforward	85,000
Interest income on note distributed	(85,000)
Income tax benefit	$ 0

(1) Reflects a $267,000 reduction to the valuation allowance and related deferred tax assets as of December 31, 2015.

Temporary differences which give rise to net deferred tax assets at December 31, 2016 consist of:

Deferred tax assets:	
Intangibles	$ 71,000
Stock compensation	238,000
Net operating loss carryforward - federal and state	9,610,000
Contribution carryover	70,000
Furniture, equipment and leasehold improvements	242,000
Accrued settlement liability	340,000
Accrued expenses - Bonus	161,000
	10,732,000
Valuation allowance	(10,732,000)
Net deferred tax assets	$ 0

Notes to Financial Statements
December 31, 2016

NOTE E - INCOME TAXES (CONTINUED)

As of December 31, 2016, the Company had a net operating loss carryforward of approximately $20.4 million for federal tax purposes, which expires from 2030 through 2035, and approximately $24.9 million for state tax purposes, which expires from 2016 through 2035. As a result of the sale of the majority of the equity interest in the Parent, the use of the Company's net operating loss carryforward is limited under Internal Revenue code section 382.

Due to cumulative losses incurred by the Company during the current and prior two years, the Company is unable to conclude that it is more likely than not that it will realize its deferred tax asset and, accordingly, has recorded a valuation allowance to fully offset its net deferred tax asset at December 31, 2016.
The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2016 financial statements. The Company classifies interest and penalties that would accrue according to the provisions of relevant tax law as interest and other general and administrative expenses. Tax years for 2012 and thereafter are subject to tax examinations by federal and state authorities. The Company is currently under tax examination by the States of New York for tax years 2010 and 2011.

NOTE F - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2016, the Company had net capital of approximately $1,112,000, which was approximately $862,000 in excess of required net capital of $250,000.

The Company claims exemption from the reserve requirements under the SEC's Rule 15c 3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through unaffiliated clearing firms on a fully disclosed basis.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2016 settled subsequent thereto with no material adverse effect on the Company's statement of financial condition.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Notes to Financial Statements
December 31, 2016

NOTE H – OPTIONS

The Company was a participant in Siebert's long-term incentive plan which provided for granting of options in Siebert's common stock to certain directors, employees and consultants. On December 16, 2016, Siebert's board of directors terminated the plan and any outstanding options were terminated as well.

NOTE I - COMMITMENTS, CONTINGENCIES AND OTHER

[1] The Company rents office space under an operating lease expiring in 2017. The lease calls for base rent plus escalations for property taxes and other operating expenses.

Future minimum base rental payments under this operating lease are as follows:

Year	Amount
2017	$ 81,000

Rent expense, including escalations for operating costs, amounted to approximately $650,000 for the year ended December 31, 2016.

[2] The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

[3] The Company sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2016.

[4] In July 2013, the Company extended its fully disclosed clearing agreement with its clearing broker through July 2017.

[5] On October 24, 2016 the Principal Executive Officer of the Company entered into a separation agreement pursuant to the Acquisition Agreement. Upon closing of the transaction contemplated by the Acquisition Agreement, the Principal Executive Officer received a severance payment of $635,000 and is subject to the customary future cooperation, non-disparagement, confidentiality, employee and customer non-solicitation and release provisions. The severance payment was funded from the proceeds of closing received by the Siebert Estate which has been accounted for a capital contribution

[6] In December 2015, a then current employee of the Company commenced an arbitration before FINRA against the Company alleging a single cause of action for employment retaliation under the Sarbanes-Oxley Act of 2002. In February 2016, the employee amended his claim to replace the Sarbanes-Oxley claim with a substantially identical claim arising under the Dodd- Frank Act of 2010. On January 31, 2017, a settlement agreement was entered into pursuant to which the arbitration was dismissed with prejudice and the employee was paid $825,000 which was funded in January 2017 by KCA, which acquired controlling interest in parent (See Note B). The settlement has been reflected as a loss in the accompanying financial statements with a corresponding liability. The payment of the liability by KCA will be accounted for as a capital contribution.

SUPPLEMENTARY INFORMATION

Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1
December 31, 2016

Total stockholder's equity	$ 1,523,000
Non-allowable assets:	
Furniture, equipment and leasehold improvements, net	46,000
Prepaid expenses and other assets	314,000
	360,000
Net capital before haircuts on securities positions	1,163,000
Less haircuts on securities:	
Exempted securities	37,000
Other securities	14,000
	51,000
Net capital	1,112,000
Minimum capital requirement	250,000
Excess net capital	$ 862,000
Net capital in excess of 120% of requirement	$ 812,000

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date and included in its unaudited Part IIA FOCUS Report filing, as amended.

EISNERAMPER

ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Muriel Siebert & Co., Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Muriel Siebert & Co., Inc. as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in the Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the schedule referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EISNERAMPER LLP

EisnerAmper LLP

New York, New York
March 1, 2017

EISNERAMPER

ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Muriel Siebert & Co., Inc.'s Exemption Report, in which (1) Muriel Siebert & Co., Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

/s/ EisnerAmper LLP

EisnerAmper LLP

New York, New York
March 1, 2017

 MURIEL SIEBERT & CO., INC.

Muriel Siebert & Co., Inc.'s Exemption Report

Muriel Siebert & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1). The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2). The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2016.

Muriel Siebert & Co., Inc.

I, Andrew H. Reich, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO & CFO

Date: ___3/1/17___

885 Third Avenue, New York, NY 10022 • Phone: 212.644.2400 • Toll Free: 877.327.8379 • Fax: 212.486.2784
Beverly Hills: 800.995.7880 Boca Raton: 800.728.3352

www.siebertnet.com

MEMBER NYSE, FINRA AND SIPC • ESTABLISHED 1967

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES

The Board of Directors
Muriel Siebert & Co., Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Muriel Siebert & Co., Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying Schedule of Assessment and Payments of Muriel Siebert & Co., Inc. for the year ended December 31, 2016, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries such as cancelled checks, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as Form SIPC-7, Form SIPC-6 and SIPC reconciliation worksheet, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ EISNERAMPER LLP

EisnerAmper LLP

New York, New York
March 1, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

014900 FINRA DEC
Muriel Siebert & Co., Inc.
885 Third Avenue suite 3100
New York, NY 10022-4384

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrew Reich (212) 644-2434

2. A. General Assessment (item 2e from page 2)	$17,484
B. Less payment made with SIPC-6 filed (exclude interest) 7/22/16 and 1/25/17 (Date Paid)	(17,597)
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$(113)
G. PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ Total (must be same as F above) $	
H. Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Muriel Siebert & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of March, 20 17.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$9,554,029

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   864,834

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   260,734

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $1,434,725

Enter the greater of line (i) or (ii)	1,434,725
Total deductions	2,560,293
2d. SIPC Net Operating Revenues	$6,993,736
2e. General Assessment @ .0025	$17,484

(to page 1, line 2.A.)

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